UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                          Thermo BioAnalysis Corporation
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   88355H-10-8
                               ------------------
                                 (CUSIP Number)
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Electron Corporation
                IRS No. 04-2209186


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x ]

         3      SEC USE ONLY



         4      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware

                 5  SOLE VOTING POWER
    NUMBER OF
                    59,200
      SHARES     6  SHARED VOTING POWER

   BENEFICIALLY     0
                 7  SOLE DISPOSITIVE POWER
     OWNED BY
                    59,200
        EACH
                 8  SHARED DISPOSITIVE POWER
     REPORTING
                    0
    PERSON WITH
PAGE

         9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                59,200

        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES*

                                                                    [   ]
        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                0.6%


        12      TYPE OF REPORTING PERSON *

                CO
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Instrument Systems Inc.
                IRS No. 04-2925809


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x  ]

         3      SEC USE ONLY



         4      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware

                 5  SOLE VOTING POWER
    NUMBER OF       9,530,303

      SHARES     6  SHARED VOTING POWER

   BENEFICIALLY     0
                 7  SOLE DISPOSITIVE POWER
     OWNED BY       9,530,303

        EACH
                 8  SHARED DISPOSITIVE POWER
     REPORTING
                    0
    PERSON WITH
PAGE

         9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                9,530,303

        10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES*

                                                                      [   ]
        11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                74.4%


        12      TYPE OF REPORTING PERSON *

                CO
PAGE

   Item 1(a).  Name of Issuer.

        This Schedule 13G relates to Thermo BioAnalysis Corporation (the "Issuer").

   Item 1(b).  Address of Issuer's Principal Executive Offices.

        The Issuer's principal executive offices are located at 504 Airport Road, Santa Fe, New Mexico 87504-2108.

   Item 2(a).  Names of Persons Filing.

        This Schedule 13G is being filed by Thermo Electron Corporation ("Thermo Electron") and its majority-owned subsidiary Thermo Instrument Systems Inc. ("Thermo Instrument" and, together with Thermo Electron, the "Reporting Persons").

   Item 2(b).  Address of Principal Business Offices.

        The principal business address and principal office address of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02254-9046 and the principal business address and principal office address of Thermo Instrument is 1851 Central Drive, Suite 314, Bedford, Texas 76021.

   Item 2(c).  Citizenship.

        The Reporting Persons are both Delaware corporations.

   Item 2(d).  Title of Class of Securities.

        This Schedule 13G relates to the common stock, par value $0.01 per share (the "Common Stock"), of the Issuer.

   Item 2(e).  CUSIP Number.

        The CUSIP number of the Common Stock is 88355H-10-8.

   Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

        (a) [  ] Broker or dealer registered under Section 15 of the Act;

        (b) [  ] Bank as defined in Section 3(a)(6) of the Act;

        (c) [  ] Insurance Company as defined in Section 3(a)(19) of the Act;

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

        (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;
PAGE

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F);

        (g) [  ] Parent Holding Company, in accordance with Rule
   13d-1(b)(ii)(G); see Item 7; or

        (h) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

        Not applicable.

   Item 4.  Ownership.

        (a)  Amount beneficially owned by Thermo Electron: 59,200
             Amount beneficially owned by Thermo Instrument: 9,530,303*

        (b)  Percent of class owned by Thermo Electron: 0.6%
             Percent of class owned by Thermo Instrument: 74.4%*

        (c)  Number of shares as to which Thermo Electron has:
             (i)   Sole power to vote or to direct the vote: 59,200
             (ii)  Shared power to vote or to direct the vote: 0
             (iii) Sole power to dispose or to direct the disposition of:
                   59,200
             (iv)  Shared power to dispose or to direct the disposition of: 0

             Number of shares as to which Thermo Instrument has:
             (i)   Sole power to vote or to direct the vote: 9,530,303*
             (ii)  Shared power to vote or to direct the vote: 0
             (iii) Sole power to dispose or to direct the disposition of:
                   9,530,303*
             (iv)  Shared power to dispose or to direct the disposition of: 0

        * Shares reported as beneficially owned by Thermo Instrument and the percentage of the class owned by Thermo Instrument in the above responses include 3,030,303 shares that are issuable to Thermo Instrument if it elects to convert in full its subordinated convertible debentures of the Issuer.

   Item 5.  Ownership of Five Percent of Less of a Class.

        Not applicable.

   Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

   Item 8.  Identification and Classification of Members of the Group.
PAGE

        See attached Exhibit 8.

   Item 9.  Notice of Dissolution of Group.

        Not applicable.

   Item 10.  Certification.

        Not applicable.




   Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

   Date: July 6, 1997                     THERMO ELECTRON CORPORATION


                                      By:  /s/Melissa F. Riordan
                                           ---------------------------
                                           Melissa F. Riordan
                                           Treasurer


   Date: July 6, 1997                     THERMO INSTRUMENT SYSTEMS INC.

                                      By:  /s/Melissa F. Riordan
                                           ---------------------------
                                           Melissa F. Riordan
                                           Treasurer
PAGE

                            EXHIBIT 8 TO SCHEDULE 13G


        This Schedule 13G is being filed to reflect the ownership of the shares of Common Stock of the Issuer by each of Thermo Electron and its majority-owned subsidiary Thermo Instrument. Each of the Reporting Persons has the sole power to vote and dispose of the shares each such entity owns. Thermo Electron owns more than 50% of the outstanding common stock of Thermo Instrument and, therefore, may be deemed to have the power to vote and dispose of the shares owned by Thermo Instrument. However, Thermo Electron disclaims the existence of a group between itself and Thermo Instrument for purposes of this Schedule 13G.



















   AA972110024